

Mail Stop 3561

April 29, 2011

Via Fax & U.S. Mail

Mr. Hank Halter
Senior Vice President and Chief Financial Officer
Post Office Box 20706
Atlanta, Georgia 30320-6001

> **Re: Delta Air Lines, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 16, 2011**
> **File No. 001-05424**

Dear Mr. Halter:

We have reviewed your response letter dated April 15, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2010

Note 8. JFK Redevelopment, page 78

Mr. Hank Halter
Delta Air Lines, Inc.
April 29, 2011
Page 2

1. We note from your response to our prior comment ten that you will revise your disclosure in future filings to state that you record an asset for project costs as construction takes place regardless of funding source. Please revise future filings to disclose the nature of the costs that are capitalized as "project costs." Also, please revise to disclose the nature of the costs that will be recorded as operating expenses during the construction phase.

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You may contact Claire Erlanger at (202)551-3301 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(404) 715-3956